EXHIBIT 99.11

CONSENT OF EXPERT

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case, where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2022, and (ii) the Registration Statement on Form S-8 (File No. 333-257489), in each case, of Centerra Gold Inc.

/s/ W. Paul Chawrun

By: W. Paul Chawrun
Executive Vice President and Chief Operating Officer
Centerra Gold Inc.

Dated: March 30, 2023